Multimedia Games, Inc.
206 Wild Basin Rd, Bldg B
Austin, Texas 78746

March 3, 2010

Via EDGAR Filing

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC  20549-3561

Re:	Multimedia Games, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 14, 2009
Form 10-Q for the fiscal quarter ended December 31, 2009
Filed February 9, 2010
Definitive Proxy Statement on Schedule 14A
Filed January 28, 2010
File No. 0-28318

Dear Ms. Cvrkel:

This letter provides the response of Multimedia Games, Inc. (the “Company”) to the comments in your letter dated February 18, 2010 concerning the Company’s Form 10-K for the fiscal year ended September 30, 2009 filed December 14, 2009 (the “Form 10-K”), Form 10-Q for the fiscal quarter ended December 31, 2009 filed February 9, 2010 (the “Form 10-Q”), and Definitive Proxy Statement on Schedule 14A filed January 28, 2010 (the “Proxy Statement”).  For your convenience, we have restated your comments in full in italics and have included our response below each comment.

Annual Report on Form 10-K for the fiscal year ended September 30, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, and Critical Accounting Policies, page 39
Property and Equipment and Leased Gaming Equipment

1.
We note your section on critical accounting policies related to property and equipment and leased gaming equipment.  Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions.  However, your disclosures appear to indicate that different assumptions would result in different amounts reported, without discussion of the specific assumptions that changed and resulted in impairments recorded in each of the most recent two fiscal years.  In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in its impairment analyses.  Please revise future filings accordingly.

Management will revise future filings to expand its critical accounting policy disclosure to include the sensitivity of significant estimates and assumptions used in impairment analyses.  The additional disclosure would take the following form:

The most critical assumption related to the impairment of property and equipment and leased gaming equipment and calculation of future cash flows expected to be generated from those assets is our estimate of future revenue.  If future revenue had been less than our estimate the following impact would have been required to be recognized in our financial statements:
(NOTE: the above table is for example purposes only, not actual data or results)
Income Taxes, page 42

2.
We note that management has determined that it is not more likely than not that the future benefit associated with all of the Company’s existing deductible temporary differences and carryforwards will be realized and as a result, the Company recorded a valuation allowance against its deferred tax assets to the extent that its gross deferred tax assets exceed the Company’s carryback potential.  Please expand your discussion in future filings to address the facts and circumstances that led to the change in valuation allowance and income tax expense, such as different assumptions used for future cash flow and income projections.

Management will revise future filings to address the facts and circumstances that led to the change in valuation allowance and income tax expense.  The following is the disclosure we intend to include in future filings.

Management evaluated its ability to utilize the full extent of its deferred tax assets and noted the following: as of September 30, 2008, the Company had historically reflected a strong earnings history, and had reported cumulative book income for the three years ending September 30, 2008.  However, as of September 30, 2009, the Company’s earnings had deteriorated, and given the large loss experienced for the current fiscal year, the Company had reported three years of cumulative book losses. Furthermore, management’s 2010 financial forecast indicated that the Company expected to be near breakeven, and due to uncertainties in the overall economy and the gaming industry specifically, felt that we would not be able to rely, with a sufficient level of certainty, on projections beyond the coming fiscal year.  As a result, management determined that it was not more likely than not that the Company would realize the full benefits associated with its gross deferred tax assets.  Therefore, a valuation allowance was recorded on our deferred tax assets to the extent that those deferred tax assets exceeded our carryback potential.

Liquidity and Capital Resources

3.
In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Management will revise future filings to expand our liquidity discussion to address all of the periods covered by the financial statement being presented as instructed by paragraph 303(a) of Regulation S-K.

U.S. GAAP Net Income (loss) to EBITDA and Adjusted EBITDA Reconciliation, page 43

4.
We note in the current year, you have presented Adjusted EBITDA, reconciled to EBITDA and Net Income, which excludes the effects of several charges, the most material of which are impairment and litigation costs.  Your disclosures indicate that you are making such presentations because they enhance an overall understanding of your past performance, provide information useful to investor because of their historical use as a performance measure, and because other companies in the gaming sector use this measure.  Different unusual items are likely to occur every period, and companies and investors may differ in items or events that warrant adjustment.  We understand the importance of highlighting infrequent events or transactions, however, trends may be distorted and disclosure unbalanced if only certain items are adjusted while the effects of other infrequent events or transactions (favorable or unfavorable) are not considered or highlighted.  Pursuant to Question 102.3 of the Compliance and Disclosure Interpretations on non-GAAP financial measures issued January 11, 2010, companies must provide the substantive reasons why adjusted performance measures are useful pursuant to Regulation G and the Requirements of Item 10(e) of Regulation S-K.  In light of your disclosed use of Adjusted EBITDA as a performance measure, supplementally advise us and significantly revise your disclosures in future filings to provide substantive reasons for presenting Adjusted EBITDA, such as that it is defined in your credit facility.  Also, provide its calculation exactly as it appears in your credit facility, and eliminate any adjustments that have not been agreed upon with the lenders in all future filings.

The Company first included Adjusted EBITDA in its earnings release on its Current Report on Form 8-K as filed with the Commission on May 6, 2009.  As noted therein, the Company reported that during its fiscal 2009 second quarter, a clarification was made for the purposes of calculating EBITDA in conjunction with its credit facility.  As a result of this clarification, the Company determined that interest income will no longer be netted against interest expense for the purpose of evaluating compliance with covenants contained in the credit facility.  The Company determined that, going forward, the updated calculation, “Adjusted EBITDA”, should be reported alongside the historical calculation of EBITDA for comparison purposes.

Had the Company excluded Adjusted EBITDA, we believe that users of our financial statements may have been led to believe that the Company had breached a banking covenant.  Management will revise future filings to provide the reason for presenting Adjusted EBITDA.  The revisions will include the following changes:

Adjusted EBITDA has been presented and reconciled to EBITDA and Net Income as, after the Third Amendment to the Credit Facility, Adjusted EBITDA is the basis for which a number of covenants are determined, including a trailing twelve month Adjusted EBITDA, fixed charge coverage ratio and funded debt ratio.  The calculation of Adjusted EBITDA is as follows:

Consolidated net income
+ Income tax expense
+ Interest expense
+ Depreciation and amortization expense
+ Diamond Games settlement costs (up to $9 million through June 30, 2009)
+ Stock compensation
+ Asset impairment (up to $10 million)
+ Severance (up to $1million through September 30, 2009)

There are no items included in the calculation of Adjusted EBITDA that were not previously agreed to as part of the Third Amendment to the Credit Facility.

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
- Costs and Billings on Uncompleted Contract, page 57

5.
We note that during fiscal 2008 and continuing during fiscal 2009 you entered into a fixed-price contract with a customer which is being accounted for using the completed-contract method.  Please tell us, and disclose in future filings, the criteria that will be used to determine substantial completion for revenue recognition purposes.  See FASB ASC 605-35-50-4.

The contract for which the Company has accounted for under the completed-contract method is software and system development contract for the Ontario Lottery. The contract requires specific deliverables and customer acceptance criteria of those deliverables.  Substantial completion of the contract will be determined by the delivery of all of the specified deliverables and customer acceptance of those items.  Management will revise future filings to specifically state this criteria as follows:

The Company will determine substantial completion for revenue recognition of this contract when all deliverables under the contract have been provided to the customer and the customer has approved the deliverables or the specified time allotted for testing has expired, 30 days after delivery.

Property and Equipment and Leased Gaming Equipment, page 58

6.
We note your disclosure that leased gaming equipment includes a “pool” of rental terminals that are units that have previously been placed in the field under participation arrangements but are currently back with the Company, being refurbished and/or awaiting redeployment.  In light of your disclosure on page 40 of MD&A that for fiscal 2009 a significant portion of the $61 million depreciation and amortization expense related to assets in the rental pool, please provide us more detail, and disclose in MD&A in future filings, how you analyze these rental pool assets for impairment, including the nature of the significant assumptions used in your analysis.  As part of your response, please tell us the amount of rental pool assets recorded on the balance sheet as of September 30, 2009 and 2008.

Management will revise future filings to more accurately define the term “rental pool” as referring to the entire pool of assets either at customer sites or with the Company and available for customer use and will also more specifically define assets at customer sites as “rental pool – deployed” and those assets with the Company and available for customer use as “rental pool – undeployed”.

In the subject filing, we have used the term “rental pool” to define both the broad pool of assets available for customer use, which includes deployed and undeployed assets; as well as a more specific definition as only those assets that are available for customers use, but are undeployed.  The reference used on page 40 of MD&A to note that a “significant portion of the $61 million of depreciation and amortization expense related to assets in the rental pool” refers to the broader definition.  As such depreciation and amortization expense of $61 million for the year ended September 31, 2009 can be broken down as follows (in thousands):

Depreciation expense
Rental pool (deployed and undeployed)	$52,463	86.0%
Corporate assets	$3,770	6.2%
Amortization expense	$4,782	7.8%

Total depreciation and amortization expense	$61,015	100%

As depicted above, depreciation expense of the “rental pool” is a significant portion of the total depreciation and amortization expense for the period.

Additionally, rental pool was also more specifically defined in footnote 1 as those assets that were “placed in the field under participation arrangements, but are currently back with the Company”.  As of September 30, 2009 and 2008 the net book value recorded on the balance sheet for assets “placed in the field under participation arrangements, but are currently back with the Company” was $8.8 million and $11.2 million, respectively.  For impairment analysis purposes the more broadly defined “rental pool” is reviewed as a fungible pool of assets as the nature of the current undeployed assets is that they are available for swap or new floor placement at any time.  Therefore, in order to determine whether these assets were impaired we compared the net book value of the entire “rental pool” to an estimate of future net cash flows from all existing facilities. The primary assumption used in determining future cash flows is our estimate of future revenue.    The impairment analysis for the fiscal year ended September 30, 2009 proved that we had substantial cash flows to cover the carrying value of the entire “rental pool”.

Note 2. Property and Equipment and Leased Gaming Equipment, page 63

7.
We note from your disclosure in the statement of cash flows that in 2009 and 2008 you recorded provisions for impairment of long-lived assets of $11.2 million and $5.6 million, respectively.  Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these impairments for both 2009 and 2008 and the line item on the income statement that includes the impairment charge.  Your response and revised disclosure should include the circumstances leading up to the impairment charges and the method used for determining fair value.  Also, it appears that these charges are rather material to operating income, and to their respective asset categories.  Therefore, pursuant to Rule 5-03.3 of Regulation S-X, they should be separately presented in the aggregate, on the face of the income statement, with appropriate disclosure regarding the facts and circumstances that led to their recognition.

The provision for impairment of long-lived assets for 2009 and 2008 includes the following write-off or provisions:

	2009	2008
Discontinued cabinet style configurations and related parts	$7,649	$1,828
Closed location installation costs, related unusable equipment and parts	520	471
Game licenses	2,009	2,464
Abandoned software projects	573	530
Abandoned patents, trademarks and other intangibles	498	364
	$11,249	$5,657

These charges were reflected within the “selling, general and administrative expenses” line item on the income statement.  Discontinued cabinet style configurations and related parts related to cabinet styles and any related specific parts that the Company has deemed would not be part of its future product portfolio or could not be used as replacement or expansion units for existing or new floor space.  Closed location installation costs and related equipment are install costs and equipment associated with customer sites that have closed in a given period.  Game licenses relate to licensing rights that the Company decided would not be brought to market in any of our new product offerings.  Finally, abandoned software projects, patents & trademarks and other intangibles are costs associated with projects that the Company has determined have no future value to the Company.

The circumstances that led to the impairment charge in 2009, included more narrowly focusing the Company’s future product offerings to reduce manufacturing and development complexities.  As a result of the narrowing of our future product offerings, the Company deemed it necessary to write-off certain assets.  The impairment charges in 2008 relate to decision to discontinue the use of a specific cabinet type as well as reduce the number game licenses to an amount which the Company determined to be appropriate and applied to the expected game development projects at that time.  The Company based the fair value of these items on the expected future cash flow, in most cases the potential sales value.  The potential sales value, if any, were based on comparable sales or best estimates available from experienced buyers of used equipment.

In future filings the Company will separately present such material charges on the face of the income statement.

Note 6. Accounts Payable and Accrued Expenses, page 66

8.
We note from your disclosure that trade accounts payable and accrued expenses represent a significant amount of current liabilities.  In future filings, please separately disclose either on the face of the balance sheet or in the notes to the financial statements, the amount related to accounts payable.  See Rule 5-02.19(a) of Regulation S-X.

In the notes to the consolidated financial statements the Company currently discloses in a table format the breakdown of total accounts payable and accrued expenses on the balance sheet, which includes trade accounts payable and accrued expenses, accrued bonuses and salaries and other.  In future filings we will expand that breakdown to include separate line items for both trade accounts payables and accrued expenses.

Note 7. Credit Facility, Long -Term Debt, page 67

9.
We note your disclosure that in connection with the third amendment to the Credit Facility in July 2009, you paid a one-time fee of 25 basis points of the total borrowing capacity of $125 million as well as other customary fees associated with the amendment.  Please tell us, and revise future filings to disclose, how you accounted for these fees in accordance with ASC 470-50-40.

The Company accounted for the amendment to the Credit Facility in accordance with ASC 470-50-40-21, “Modification and exchanges of line of credit or revolving debt arrangements.”  ASC 470-50-40-21 states that when modifications to or exchanges of lines of credit or revolving debt arrangements occur the debtor should compare the borrowing capacity, defined as the product of the remaining term and the maximum available credit, of the old arrangement with the borrowing capacity of the new arrangement.  If the borrowing capacity of the new arrangement is less than the borrowing capacity of the old arrangement, then any fees paid to the creditor and any third party costs incurred shall be associated with the new arrangement and deferred and amortized over the term of the new arrangement; and any deferred costs relating to the old arrangement at the time of the change shall be written off in proportion to the decrease in borrowing capacity of the old arrangement.  Any remaining deferred costs from the old arrangement shall then be deferred and amortized over the term of the new arrangement.

In applying the above requirement, the Company determined that the amendment to the Credit Facility resulted in an 11.9% decline in borrowing capacity; therefore, the Company wrote-off approximately $181,000, or 11.9% of the $1,518,000 of deferred costs prior to the amendment.  The remaining deferred costs of the old arrangement, $1.3 million, and the costs of the new arrangement, $313,000, are collectively being amortized over the term of the new arrangement or 33 months.

Management will revise future filings as follows:

The Company accounts for amendments or changes to its Credit Facility in accordance with ASC 470-50-40-21, “Modification and exchanges of line of credit or revolving debt arrangements.”  Based on the requirements of ASC 470-50-40-21, the Company wrote-off approximately $181,000 related to unamortized deferred costs of the original Credit Facility.  The remaining deferred costs of approximately $1.3 million, in addition to approximately $313,000 related to the third amendment will be amortized over the remaining term of the amended Credit Facility.

10.
We note from your disclosure that in May 2008 you purchased an interest rate cap which is accounted for as a hedge in accordance with ASC Topic 815.  In light of the fact that this appears to be a financial instrument valued at fair value on a recurring basis, please revise future filings to include the fair value disclosures required by FASB ASC 820-10-50.  These disclosures include:

a.	The fair value measurements at the reporting date

b.
The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3)

c.
For fair value measurements using significant observable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following

(1)
Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earning (or changes in net assets) are reported in the statement of income (or activities)

(2)	Purchases, sales, issuances, and settlements (net)

(3)	Transfers in and /or out of Level 3 (for example, transfers due to changes in the observability of significant inputs)

d.
The amount of the total gains or losses for the period included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities)

e.	In annual periods only, the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.

The Company acknowledges disclosure requirements of financial instruments as noted in the staff’s comment letter.  However, the Company determined that such an expanded disclosure for its interest rate cap was not warranted due to the immaterial nature of the instrument.  The fair value of the interest rate cap was approximately $11,000, or 0.005%, and $297,000, or 0.1%, of total assets as of September 30, 2009 and 2008 respectively.

Note 9.  Income Taxes, page 69

11.
We note that the reconciliation of federal income tax expense at the statutory rate to the provision (benefit) for income taxes includes a line item titled “other, net.” Please provide us more details about, and disclose in future filings the nature and amounts of the items included in this “other” category for fiscal 2008.

As requested, the items that make up the rate reconciliation within the description, “other, net” for the fiscal year ended September 30, 2008 are as follows ($ in thousands):

Permanent differences	27.2%	$185
Stock compensation	43.6%	296
Section 199 benefit	(45.5)%	(309)
Settlement of previously reserved FIN 48 issue	(64.5)%	(439)
Other	(6.9)%	(47)
Other, net	(46.1)%	$313

Management will revise future filings to include the nature and amounts of “other, net” included in the rate reconciliation, if deemed material and relevant to the reader of the financial statements.

Note 11. Commitments and Contingencies, page 74

12.
We note that the legal fees and settlement costs charged to the statement of operations during fiscal 2009 appear to be material to operating income.  Therefore, pursuant to Rule 5-03.3 of Regulation S-X, they should be separately presented on the face of the income statement, with appropriate disclosure regarding the facts and circumstances that led to their recognition.  Please revise future filings accordingly.

Management will revise future filings to separately state non-recurring or unusual material costs and expenses not separately stated on the face of the income statement and we will add additional disclosure regarding the facts and circumstances that led to their recognition.

Government Regulation, page 75

13.
We note your disclosure that included with the equipment seized in March 2009 by Governor’s Task Force on Illegal Gambling were approximately 34 of the Company’s games and certain of the Company’s charity bingo equipment located in Alabama.  Please explain to us, and disclose in future filings, whether the equipment was in possession of the Company as of September 30, 2009 or if it was still held by the Task Force.  If this equipment was not in the Company’s possession as of September 30, 2009, please explain to us your accounting treatment for equipment as of year end September 30, 2009.  Also, please tell us who had possession of the equipment as of December 31, 2009.

The Governor’s Task Force on Illegal Gambling was in possession of the machines and equipment as of September 30, 2009 and December 31, 2009.  The Company maintained these machines and equipment as assets on its balance sheet as of September 30, 2009 and December 31, 2009 as it, along with its customer, has been and will continue to pursue the retrieval of the equipment and return the equipment to use.  The net book value of these machines was approximately $45,000 as of September 30, 2009 and $38,000 as of December 31, 2009.  Due to the immaterial amount of this equipment, no unique accounting treatment was applied.

Note 14. Supplemental Consolidated Quarterly Financial Data (Unaudited), page 78

14.
We note your disclosure that during fiscal 2009 the Company hired a new management team which conducted a thorough analysis of the Company’s business and as result it was determined that certain assets should be written-off or reserved for as of September 30, 2009.  The charges included a valuation allowance on deferred tax assets of $25 million, the write-off of property and equipment included in the Company’s rental pool and obsolete component parts of $5.6 million, the write-off of certain licenses used for game development of $2 million and a reserve for slow-moving components parts of $1.8 million.  Please tell us why you believe these write-offs or reserves were appropriate in the period recorded, rather than a prior period.  As part of your response, please tell us the nature of any changes in facts and circumstances between year end fiscal 2008 and year end fiscal 2009 that resulted in the write-off or reserve being appropriately recorded.  Also, in future filings, please revise Note 14 to disclose the appropriate quarter in which these unusual of infrequent events occurred.

Management believes that the charges incurred were appropriate in the period ended September 30, 2009 because the facts and circumstances that led to the Company recording these charges included a decision by the Company’s new management team to more narrowly focus the Company’s product offerings to its customers.  Management’s final determination of this decision and the analysis to determine the financial impact occurred in the fourth quarter of fiscal 2009.  Any cabinet configurations that were not part of our future product portfolio and cabinets that could not be used for our existing customer base were written off.  In addition, IP and licensing rights to certain technology that the Company decided would not be brought to market in any of our new product offerings were also written off.  The timing of these write-offs coincided with the decision to move forward with the new strategy of more narrowly focusing on higher quality products with fewer cabinet configurations and a more tightly defined game theme portfolio.  Although a portion of the write-offs occurred during the earlier fiscal quarters of 2009, the majority of the charges were recognized in the fourth quarter.  Due to the fact that the decision made by management occurred during our fiscal fourth quarter in 2009, we believe that the charges were reflected in the proper accounting period and would not be applicable under the required accounting impairment treatment for the year ended September 30, 2008.

The valuation allowance on deferred tax assets was incurred during the period ended September 30, 2009 as a culmination of the events described above as well as an analysis of the Company’s ability to utilize the full extent of its deferred tax assets.   During 2009, the Company experienced a significant net loss as compared to prior years.  This net loss contributed to a cumulative book loss for a prior three year period for the first time in recent Company history.  The Company’s 2010 financial forecast indicated that the Company expected to be near breakeven and due to uncertainties in the overall economy and the gaming industry specifically, felt that we would not be able to rely, with certainty, on projections beyond the coming fiscal year.  As a result, management determined that it was not more likely than not that the Company would realize the full benefits associated with its gross deferred tax asset.  Therefore, a valuation allowance was recorded on our deferred tax assets to the extent that those deferred tax assets exceeded our carryback potential.   The facts and circumstance surrounding this charge specifically relate to the fiscal year ended September 30, 2009 because the events that forced the decisions to record the valuation allowance occurred during the that period.  As of September 30, 2008 the Company had net income and cumulative net income for three years prior; though the overall economy had slowed, the full extent of the impact on the Company was not known until well after the date of the issuance of the 2008 consolidated financial statements.

In future filings as part of the supplemental consolidated quarterly financial data management will disclose the appropriate quarter in which these unusual or infrequent events occurred.

Note 1. Summary of Significant Accounting Policies
Segment and Related Information, page 59

15.
We note your disclosure indicating that although the Company has a number of operating divisions, separate segment data has not been presented as they meet the criteria for aggregation as permitted by ASC Topic 280, “Segment Reporting”.  Based on your discussion in MD&A regarding your results of operations for your different types of revenues, it appears that the company analyzes each type of revenue in detail, and addresses factors that affected each type of revenue separately.  For example, it appears that recent changes such as increased competition from Class II providers, the influx of Oklahoma Compact and other Class III units and the economy as a whole, have resulted in Class II terminals to decrease as they are replaced by higher-earning Oklahoma compact type.  This information also suggests that different environmental factors might have resulted in your revenue sources having different operating margins.  In light of the aforementioned considerations, supplementally advise us and expand your disclosure to indicate why you believe your different operating divisions meet the criteria for aggregation outlined in ASC 280-10-50-11.  Also, please note that ASC 280-10-50-12 does not preclude separate reporting for operating segments that do not meet the 10% threshold if such information is useful to the Chief Operating Decision Maker (CODM) and shareholders.  As part of your response, please explain in detail how your chief operating decision maker analyzes the Company’s results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have “similar economic characteristics” as required by ASC 280-10-50-11.  We may have further comment upon receipt of your response.

Management of the Company believes that it operates in one business segment.  Although our MD&A disclosures describe both product lines and geographic area in which we conduct our business; these product lines and geographic areas are managed and operated as one business segment.  ASC 280-10-50, “Operating Segments”, define the characteristics of an operating segment as a) being engaged in business activity from which it may earn revenue and incur expenses, b) being reviewed by the company’s chief operating decision maker (CODM) for decisions about resources to be allocated and assess its performance and c) having discrete financial information.  Although we indeed look at our product lines or geographic areas to analyze the nature of our revenue, other financial information, such as costs and expenses, operating income, net income, EBITDA are not captured or analyzed by these categories.   Therefore discrete financial information is not available by product line or geographic area and our CODM does not make resource allocation decisions or assess the performance of the business based on these categories, but rather in the aggregate.

However, should a portion of our business be considered an operating segment; management has additionally reviewed the criteria for aggregation.  ASC 280-10-50-11, “Aggregation Criteria”, allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

1.  The nature of the products and services
2.  The nature of the production processes
3.  The type or class of customer for their products and services
4.  The methods used to distribute their products or provide their services
5.  The nature of the regulatory environment, if applicable.

The Company is engaged in the business of designing, manufacturing and distributing gaming machines, video lottery terminals and associated systems and equipment, as well as the maintenance of these machines and equipment.  These business efforts are similar in all geographic areas.  Our production process is essentially the same for the entire Company and is performed via outsourced manufacturing partners, as well as in house manufacturing performed primary at our warehouse and assembly facility in Austin, Texas.  Our customers consist of entities in the business of operating gaming, bingo or lottery facilities, and include Native American Tribes, charity bingo operators and commercial entities licensed to conduct such business in their jurisdictions.  The distribution of our products is consistent across the entire Company and is performed via an internal fleet of vehicles, as well as third party transportation companies.  The regulatory environment is similar in every jurisdiction in that gaming is regulated and our games must meet the regulatory requirements established.  In addition, the economic characteristics of each customer arrangement are similar in that we obtain revenue via a revenue share arrangement or direct sale of product or service, depending on the customer’s need.

Therefore, the Company believes that should product lines or geographic areas be considered separate operating segments, they meet the requirements for aggregation as described above.

Form 10-Q for the Quarter Ended December 31, 2009

Note 8. Commitments and Contingencies, page 16

16.
We note your disclosure regarding the fact that three of the four facilities in Alabama which have installed charitable bingo units provided by Multimedia Games, Inc., as well as other game manufacturers, have recently voluntarily ceased operations for a yet to be determined amount of time, following an unsuccessful attempt by the Governor’s Task Force on Illegal Gambling to raid certain of those facilities.  In light of the materiality of the revenues associated with Alabama market and the assets dedicated to the Alabama market, please tell us and revise future filings to provide extensive disclosure regarding the current status of the situation, as well as the impact on your financial statements during each of the periods affected.

We will revise future filings to expand our discussion of the Alabama market, as that information becomes available to us.  At the time our Form 10-Q was filed, the attempted raids by the Governor’s Task Force on Illegal Gambling had just occurred and the nature and extent of its commercial implications were not yet known.  Subsequent to the filing of our Form 10-Q, as a result of analysis of the opinion, discussions with our customers and competitors, and internal analysis, we are continuing to assess the possible implications for our business as a result of regulatory action in Alabama.  Our future MD&A and Risk Factor discussions will include additional and current detail concerning our assessment of the future impact of such action on our business.

The impact of the temporary closings of the Alabama facilities on our financial statements will be a reduction of revenue, EBITDA and net income.  Revenue from the Alabama locations was $9.4 million during the fiscal year ended September 30, 2009 and $2.0 million for the three-month period ended December 31, 2009 most of which flows to EBITDA and net income (loss) as the expenses, other than depreciation, are considered by us to be fairly immaterial.  The net book value of assets deployed in these facilities as of December 31, 2009 included $5.4 million of equipment, $2.6 million of note receivable and $862,000 of accounts receivable.  The equipment has the potential to be returned to the Company and re-deployed in other markets and we intend to use all legal efforts to collect on the note and accounts receivable balances.

17.
Furthermore, depending on information available, supplementally advise us and expand your disclosure to discuss the implications of this unfavorable market on the assumptions and results of your impairment analysis.  We may have further comment upon reviewing your response.

Though evidence of facility closures existed prior to filing our quarterly report on Form 10-Q as of December 31, 2009, management determined that the closure would be temporary and thus did not warrant an extensive impairment analysis.  Management does, however, address impairment by comparing the carrying value to its assets to the future cash flows expected to be provided by those assets.  This analysis is initially performed on a by-site basis.  Therefore, if further evidence suggests that the closing of the Alabama facilities is other than temporary resulting in the facilities failure to produce future cash flows for the Company, an impairment analysis would be warranted.  Management’s initial intentions would be to retrieve the equipment from the facilities and attempt to re-deploy the equipment in other markets.  The expected future cash flows from the re-deployment of the equipment would then be used to determine if the carrying value of the equipment exceeded its fair value.  To the extent that the equipment could not be retrieved, retrieved equipment could not be re-deployed or the future cash flows do not exceed the carry value of the equipment, an impairment charge will be recorded. In addition, to the extent that management believes that the note and accounts receivable balance will not be fully collected, an allowance for uncollectable accounts will also be recorded.

Definitive Proxy Statement on Schedule 14A

Determining Executive Compensation, page 22

18.
We note that you compensate your executive officers so as to be competitive with “similarly situated organizations in your industry and the general market.”  In future filings, please disclose the companies against which you benchmark.  Alternatively, advise.

We can supplementally advise you that, for our fiscal year 2009, base compensation for our named executives, was primarily determined by the terms of their employment agreements, which were negotiated at arms’ length upon their joining the Company.  Incentive compensation was not determined for fiscal 2009 by reference to benchmark data.  Rather, incentive levels were set by our Compensation Committee, which is comprised of executives with general familiarity of the gaming industry, including competitive compensation levels.  As part of its meetings with compensation consultants Hewitt Associates (disclosed in our proxy statement on page 23 and elsewhere), our Compensation Committee began a process of identifying companies suitable for future benchmark comparisons.  In the event the Compensation Committee proceeds to employ benchmarks in our compensation process, we will expand our filings appropriately to include detailed information about the companies included and our selection rationale.

Annual Incentive Bonus, page 25

19.	In future filings, please disclose the nature and amount for all adjustments made to EBITDA and cash flow in order to determine the actual performance levels achieved.

We will revise future filings to expand our discussion of the nature and amounts of all adjustments made to EBITDA and cash flows.

20.	Please disclose in future filings the formula used to determine the amount of the annual incentive bonus awarded to each executive officer, if applicable.

In future filings, we will include a discussion of any formula used to determine annual incentive bonus payments to any named executive officer.

****

As requested, Multimedia Games, Inc. acknowledges that:

•	Multimedia Games, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Multimedia Games, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Adam Chibib at (512) 334-7631.

Very truly yours,

/s/ Anthony Sanfilippo
Anthony Sanfilippo
President and Chief Executive Officer

/s/ Adam Chibib
Adam Chibib
Chief Financial Officer

cc:           Uri Clinton, General Counsel and Corporate Secretary of Multimedia Games, Inc.
Paul E. Hurdlow, DLA Piper US LLP
Kevin Hubbard, BDO Seidman, LLP